UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

WPSI, Inc.
(Issuer)

California
(state of incorporation)

2030 East Fourth Street, Suite 213
Santa Ana, California 92705
(Issuer's principal executive office)

Mr. Peter F. Harris, Esq.
221 North Figueroa Street, Suite 1200
Los Angeles, California 90012
(Address of agent for service)

8711
(Primary Standard Industrial Classification Code Number)

33-0919023
(IRS Employer Identification Number)

III. Supplemental Information

(1) No underwriter has been engaged, and therefore, no compensation will be paid to one. The officers and directors of the Company will not be compensated as agents for the sale of this issue.
(2) No engineering, management, or similar report is referenced in the Offering Circular.

PART I---NOTIFICATION

ITEM 1. Significant Parties

(a) Issuer's directors: *(in alphabetical order, using formal first names & initials, plus addresses)*

- (i) Norman Andersson, Director, 716 Scorpio Circle, Colorado Springs, CO 80906
- (ii) Paul E. LaBonte, Chairman of the Board, 10620 Bruns Drive, Tustin, CA 92782
- (iii) James H. LeFebvre, Director, 3455 Windjammer Drive, Colorado Springs, CO 80906
- (iv) Wayne S. Spani, Director, 26312 Valenzuela Circle, Mission Viejo, CA 92691

(b) Issuer's officers:

- (i) Paul E. LaBonte, President and Chief Executive Officer
- (ii) Norman Andersson, Chief Operating Officer
- (iii) James H. LeFebvre, Chief Information Officer
- (iv) Wayne S. Spani, Chief Engineering Officer

(c)Record owners of 5 percent or more of any class of issuer's equity:
(insert exact percent) of Class A common stock
Mr. Labonte: 18.52%; Mr. Andersson: 18.52%; Mr. LeFevbre: 18.52%; Mr. Spani: 18.5%; David W. Oschner: 14.69%

(d)Counsel to the issuer with respect to the proposed offering:
Peter F. Harris, Esq.

ITEM 2. Application of Rule 262

(a) None of the persons described in Item 1 above is subject to disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

None of this offering involves the resale of securities by affiliates of the Issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not applicable.

(b)This offering will be presented by officers and directors of Issuer in
It will also be presented over the World Wide Web at Issuer's website at wpsi.com and on the Angel Capital Electronic Network at https://ace-net.sr.unh.edu

ITEM 5. Unregistered securities Issued or Sold Within *(past)* One Year
(a)

(1) Issuer: WPSI, Inc., a California corporation
(2) Title and amount of securities issued: Class A common stock, 150,000 shares.
(3) Aggregate offering price: $150,000
(4) Buyers of Class A common shares noted above:

Mr. Wayne M. Spani, an individual	5,000 shares
Mr. E. Reis Evans, an individual	10,000 shares
Mr. David W. Ochsner, an individual	119,000 shares
Mr. and Mrs. Brian G. and Carol W. Jacob, individuals	10,000 shares
Ms. Marian Krupa and Ms. Bonnie Heeden, individuals	6,000 shares
Total:	150,000 shares
	=========

(b) Regarding the sale of the above-noted, unregistered securities, Issuer relied upon Section 3(b) of the Securities Act of 1933, in that (1) Issuer was an entity organized under the laws of the United States of America, and that (2) Issuer was and is not subject to Section 13 or 15 (d) of the Securities and Exchange Act of 1934 immediately before the offering, and that (3) Issuer is not a development stage company that has no specific business plan or purpose, nor (4) is Issuer an investment company required to be registered under the Investment Company Act of 1940, and (5) Issuer is not issuing interests in oil and gas rights, and (6) is not disqualified under the terms of Section 230.262.

Additionally, this offering complies with Section 230.252's exemption requirements noted in subsections (b) aggregate offering price, (c) integration with other offerings, and (d) offering conditions.

ITEM 6. Other Present or Proposed Offerings

Issuer is not now offering, nor does it contemplate offering, any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a)

(1) No other securities of the same class will be offered during this offering period.
(2) No market exists, therefore no stabilization will be done.
(3) No underwriters or dealers will be employed.

(b) No underwriters will be employed for this issue.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Issuer has engaged the services of DCC Advisors (DCCA) to prepare a substantial part of this Offering Statement on a fee basis. If Issuer employs DCCA or its managing partner to assist in promotion or sale of these securities, then that arrangement will be disclosed.

ITEM 9. Use of a Solicitation of Interest Document.

No use of a solicitation of interest document is contemplated. If one is planned, then it will be disclosed.

PART II-----OFFERING CIRCULAR
MODEL A
COVER PAGE

WPSI, Inc., a California corporation

Maximum number of securities offered: 485,000 shares, or 24.25% of 2,000,000 common shares authorized.
Type of securities offered: Class A, common, voting stock.
Minimum number of securities offered: 485,000 shares
Price per share: US $ 10.00
Total proceeds: If maximum sold: U.S.$4,850,000 If minimum sold: $-0-
Is a commissioned selling agent selling the securities in this offering? No.
Is there a finder's fee or similar payment to any person? No.
Is there an escrow of proceeds until minimum is obtained? No.``
Is this offering limited to members of a special group, such as employees of the Company or individuals? No.
Is transfer of the securities restricted ?: No.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION No. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OF ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SCURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

PART II------OFFERING CIRCULAR
MODEL A
COVER PAGE (continued)

This Company:

[ ] Has never conducted operations.
[x] Is in the development stage.
[x] Is currently conducting operations.
[x] Has not shown a profit in the last fiscal year.

This offering has been registered for offer and sale in the following states:
This offering will be registered for offer and sale upon going effective from SEC, in the following states:

State	*State File No.*	*Effective Date*
California	______________	______________
Colorado	______________	______________

Others may applied for after permission is received from SEC to go effective, with notification of such application(s) to the Commission.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY OPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 38 pages.

THE COMPANY

Exact corporate name: WPSI, Inc. (hereinafter referred to as WPSI)

State and date of incorporation: California, January 13, 2000.

Street address of principal office: 2030 East Fourth Street, Suite 213, Santa Ana, California 92705

Company telephone number: Vox: 714/480-0316

Fiscal year end: December 31st.

Person(s) to contact at the Company with respect to offering:

Mr. Paul LaBonte, President: 714/480-0316
Mr. Peter F. Harris, General Counsel: 213/250-1800

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering, in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e. those factors which constitute the greatest threat that the investment will be lost in whole or in part).

(1) The Company is recently incorporated, and has an operating history of only about one year.

(2) The Company is not profitable, and has no assurance that it will have adequate future profitability and cash flow to meet its obligations.

(3) The Company must participate in a very competitive market environment, with competitors which are some of the largest merchant engineers and engineering contractors in the world.

(4) The Company relies largely on the efforts and talents of a very few key employees, including Messrs. LaBonte, Spani, LeFebvre, and Andersson, who will be the insured parties in a Key Man term insurance policy funded by part of the proceeds of this Offering. There is no assurance that they will continue to be as creative and energetic in the future as they have been in the past. The rest of the present and projected management team has considerable executive experience, but not in managing the growth and problems associated with an enterprise of the anticipated size of WPSI.

(5) While the offering price of these securities represents Management's estimate of its value, that value was necessarily arrived at based on unproven estimates of market potential, without an outside independent appraisal.

(6) There is now no market for the Company's stock, and Management cannot predict when, if ever, one will develop.

(7) Management cannot predict when, if ever, a subsequent round of financing will be completed; therefore, no assurance can be offered of a source of recoupment, or monetary recovery for investors in this Offering.

(8) The Company's primary market is comprised of worldwide users of water resources, but has a history of oligopoly, or dominance by a few multinational merchant engineers and other engineering firms. Management has no assurance that other such firms will not seek to eliminate WPSI as a competitor.

(9) While the Company hopes to benefit from a generally favorable national economy in its sales efforts, it is vulnerable to a recession in the U.S. or the world economy, which may reduce demand for its services, or funding for its projects.

(10) While management intends to use part of the proceeds of this Offering to fund the cost of audited financial statements, Issuer's financial statements were prepared as an internal compilation, and not by an external certified public accountant (CPA). They may lack some of the footnotes and supporting information which audited financial statements would provide. Therefore, they may differ materially from an audited financial statement prepared in conformity with Generally Accepted Accounting Principles (GAAP), and prepared by a certified public accounting firm.

(11) While Issuer has selected comparatively stable and prosperous sites for its projects, it has no assurance of indemnity for possible losses which may be incurred as a result of civil unrest, riots, wars, floods, eruptions, earthquakes, and other *forces majeures*.

BUSINESS AND PROPERTIES

1. With respect to the business of the Company and its properties:

   (a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced, or services that are being or will be rendered.

- **Panama Canal Lock Water Reclamation Project:** WPSI plans to design, construct and operate this Project, which is expected to cost about US$352 million. The Panama

Canal is the primary route used by ships to transit between the Atlantic and Pacific Oceans at the Isthmus of Panama, using a series of water locks. The Project will divert part of the water discharged from the exit locks to holding ponds, from where water would be drawn for a treatment process that would allow its reclamation and reuse. The Project plans to retrofit the locks' culvert system with low pressure-head, high-volume, hydroelectric power turbines, that should generate approximately sixty (60) megawatts of electricity to operate the pumps and treatment equipment needed for the reclamation of lock water, and would allow for surplus generated electrical power to be sold to the regional power system, or "grid".

WPSI plans to join a consortium of private parties in an investment and development holding company which will privately design, finance, construct, manage, and operate the Project. WPSI further plans to create a wholly-owned subsidiary, incorporated under the laws of Panama, as a waterworks and power generation utility, to operate and maintain the treatment and power facilities. After the Project has achieved its financial objectives, Issuer plans to sell its interest in it to a governmental or private buyer.

- **Tijuana Wastewater Reclamation Plant Project:** Issuer plans to design, construct and operate this Project, which is estimated to cost about US$250 million. The Project will receive secondary-treated wastewater from the International Boundary water Treatment Facility, treat it to safe drinking water standards, generate clean hydroelectric power, and convey both to private and public customers in Mexico.

  WPSI plans to join a consortium of private parties in an investment and development holding company which will privately design, finance, construct, manage, and operate the Project. Issuer further plans to create a wholly-owned subsidiary, incorporated under the laws of Mexico, as a waterworks and power generation utility, to operate and maintain the treatment and power facilities. After the Project has achieved its financial objectives, WPSI plans to sell its interest in it to a governmental or private buyer.

- **Sentinel Operating Division (MTBE cleanup):** this unit will market and sell the **Sentinel** system, a patent-pending water resource decontamination system. **Sentinel** uses a low-energy, high-vacuum environment to turn certain organic contaminants, including methyl tributyl ethane (MTBE) into a vapor, which is then condensed into a liquid for recycling or removal. WPSI has selected California as a target market, featuring existing cleanup programs as well as other high-profile programs in both public and private sectors, as an excellent launching arena for **Sentinel**. In addition to end user programs, insurance companies and regulatory agencies will also be targeted, with the goal of having **Sentinel** specified as the best available technology for such cleanups.

- **Aegis Wildfire Protection Systems Division:** this patented fire protection system is owned by WPSI. **Aegis** uses chemically treated water, dispensed through industrial-grade fog and spiral jet nozzles in conjunction with an area fogging system, in order to create a high-pressure, fire-retardant dome around a structure, thus preventing fire from reaching the building.

WPSI's target market is the western United States and its many expensive ($1 million+) homes, especially in wooded areas, which have been hit badly in recent years by forest and brush fires. In addition to homeowners, mortgage lenders [including Fanny May (FNMA), Ginnie May (GNMA), and Freddie Mac (FHLMC)] and insurance companies will be targeted, with the goal of having **Aegis** specified for loan qualification and insurance coverage. Additionally, builders and developers will be encouraged to install **Aegis** in their products.

- **Aqua Pura Division: Aqua Pura** is a high-energy water purification product. It will employ an electron particle beam generated from a pulsed linear induction accelerator to destroy the molecular bonds of hazardous and toxic chemicals in contaminated water. Because it will require three years of further development before product launch, **Aqua Pura** will not be funded by the proceeds of this Offering. Management believes that this product has potential for patenting.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is or are in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, then describe them. Describe any major existing supply contracts.

Project development services are based on the extensive experience and knowledge of the founding shareholders. They will be performed under agreements negotiated between Issuer and its clients. Because of the nature of its business, Issuer is not dependent upon major suppliers for raw materials

The *Sentinel System* has a patent applied for, with a working prototype in existence. While further development would require a material commitment of the Company's resources, such funds will be generated from both future cash flow and the proceeds of future borrowings and equity investments.

The *Aegis Wildfire Protection Syste*m is patented, with a working prototype in existence. Its further development will be funded from future cash flows, as well as from future investment proceeds.

The *Aqua Pura* high-energy water purification unit has no existing prototype. Its development and production will come principally from future cash flows and investment proceeds.

(c) Describe the industry in which the Company sells or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

The **water treatment services industry** is global in scope and highly fragmented. The industry is believed to be growing, because of increasing worldwide recognition of the social, economic, and political costs of inadequate water quantity and quality. A trend toward **merchant engineering** has emerged in the past two decades, wherein engineering firms seek to take an equity stake in prospective projects, rather than bid them purely on a fee-for-service basis. Merchant engineering enables such firms to boost their margins by providing some or all of the capital required to complete their clients' projects, while providing more thorough and integrated services to those clients. Wpsi's management believes that it can compete successfully in this environment.

Recent wildfires, especially in the Western United States, have spurred interest in protecting private and commercial structures from fire damage. Mortgage lenders and property/casualty insurers are expected to foster interest in mitigating such damage through firefighting equipment like that of **Wildfire Protection Systems.**

Water purification products like **Aqua Pura** and **Sentinel** will compete in an industry which has found recent favor among environmentalists, politicians, consumers/voters, and business. While some purchase decisions will be based on politics and emotion, rather than logic, Wpsi's management believes that these two products' inherent values will enable them to compete well in this arena.

(d) Indicate whether competition is or is expected to be by price, service, or other basis.

Major water project engineering contracts will be awarded on the bases of service quality, as well as price, personal contacts, and perceived competence of competing bidders.

Water purification and fire protection systems competition will be based on perceived product quality and uniqueness, as well as on a qualitative comparison of cost versus value by prospective users.

(e) Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features.

Not applicable.

Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Principal anticipated competitors in major engineering contract bidding are noted in subparagraph (f) below. While each of them is believed to be far better established and capitalized than Issuer, Management expects Issuer to win an adequate quantity of major project contracts in (1) water resource treatment, development and management, (2) environmental development and remediation, (3) contaminated soil and storm water treatment and remediation, and (4) cogeneration power production.

Management's confidence in future bid environments is based on the reception to its bids on major projects to date, including those of the Panama Canal and Tijuana River reclamation and treatment projects. In each of those instances, prospective clients have responded favorably to the depth, articulation, and detail of Wpsi's offerings, as well to their perception of the competence of its principals.

(f) Name principal engineering firms which are believed to control about *(a, b, c, and d % of the U.S. market)* respectively.

Principal competitive engineering service firms and merchant engineers include CH2M Hill, Robert Fluor Corp., Bechtel Corporation, Stone and Webster, and Ralph Parsons & Co. Because many such companies are privately held, the total market, and their respective shares of it, are unknown. However, they are believed to be much bigger and better capitalized than Issuer, which must use its proprietary contacts, bidding skills, and dedication to client service and project excellence in order to compete.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(g) Describe specifically the marketing strategies the Company employs or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below, the timing and size of the results of this effort that will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contacts by sales representatives, etc.), how its marketing structure operates or will operate, and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for, a major portion (20% or more) of the Company's sales. Describe any major, existing sales contracts.

- Marketing Strategy:
  (a) Identify areas of water quality improvement need
     1. by geography
     2. by type of problem
  (b) Match economic and water resource development opportunities
  (c) Use domestic and overseas contacts and referrals to maximize project knowledge and bidding advantage.
  (d) Create international, privately financed joint ventures with a project equity stake for WPSI
  (c) Build, operate, and manage project to achieve maximum return on investment
  (d) Conceive, design, build, and market state-of-the-art environmental products and technologies that enhance global water resource use.

Profitability and Breakeven:

- Methods and Channels of Distribution: For Sentinel and Aegis, target markets will include end users as well as insurance companies, regulators, and mortgage lenders, as appropriate.
- Major Customers and Sales Contracts: For the Panama Canal Project, an agreement in principle designating WPSI as joint venture partner has been signed with the Panama Canal Authority (ACP). The Inter-American Development Bank (IADB) has agreed to have WPSI perform a feasibility study at IADB expense. Ground will be broken only after IADB and its lending participants have completed a commitment to provide or guarantee the Project's funding.

(h) State the backlog of written firm orders for products and/or services as of a recent date within the last 90 days, and compare it with the backlog of a year ago from that date.

Agreements in principal have been reached between Issuer, the Inter-American Development Bank (IADB), the U.S. Export-Import Bank, and the ACP regarding Issuer's objective to privately finance and complete the Panama Canal Lock Water Reclamation Project.

(i) **State the number of the Company's present employees, and the number of employees it anticipates that it will have within the next 12 months. Also, indicate the number by type of employee (i.e. clerical, operations, administrative, etc.) the Company will use, whether or not any of them is subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreements. If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.**

The Company has four employees, who are also founding shareholders. Additional employees will be added only as new investment funds allow. If the full $5 million of this Offering is issued, then up to ten new employees may be added, mostly in clerical and administrative functions. Neither present nor new employees will be subject to collective bargaining agreements in the foreseeable future. Present and future employees will receive life, accident, and health insurance as cash flow and investment proceeds permit. Employee incentive compensation plans have not been completed.

(j) Describe generally the principal properties, such as real estate, plant and equipment, patents, etc. that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions, and the sources of financing which it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

- The Company owns no real estate, either in fee or as a leasehold interest. Plant and equipment, at cost, are less than $6,000, exclusive of leasehold rights. The Company is free of financial or lease debt. It intends to acquire about $80,000 of chattel property and leasehold improvements from the net proceeds of this Offering.

(k) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how, or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to compete, and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year, and what percentage of revenues which research and development expenditures were for the last year.

- Aegis is patented, and Sentinel's patent has been applied for. Existing and new employees will sign non-disclosure agreements, as well as executory assignments of patent rights.

- Covenants not to compete and confidentiality agreements will be employed as Management deems necessary with its strategic partners, employees, and contractors. The Company is realistic, however, about the uncertain enforceability of such agreements.

- The Company has not executed any licensing agreements to date, but expects to in 2002.

Cash Research and Development Expenditures:

Not applicable; research efforts did not involve the expenditure of cash.

(l) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Panama Canal Lock Project will be subject to water use and quality regulation by the Republic of Panama, as well as to air and water pollution regulations of the Republic. Management does not expect the Project's activities to be adversely affected by those regulations, both because of WPSI's efforts to comply with them, and because of the ACP's vested interest in the Project's success.

(m) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto.

The Company has no subsidiaries, only divisions.

(n) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in the Offering Circular accordingly).

- There are no pending or anticipated mergers, acquisitions, spin-offs, or recapitalizations.
- The Company has not recently undergone a stock split, stock dividend, or recapitalization in anticipation of this offering, and has no immediate plans therefore.

2. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur, or the milestones which in management's opinion the company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

- Issuer is expected to become profitable upon its completion of approximately 30% of the Panama Canal Lock Project, by which time its revenues, recognized on the percentage completion method under Generally Accepted Accounting Principles (GAAP), are expected to exceed its accrued expenses on a month-to-month basis.
- Because of the expected amounts and timing of the funding of its construction loan, positive cash flow, in the form of net positive cash receipts, are expected to occur within one quarter after breaking ground on the Project.
- Project funding increments are expected to occur in advance of related project cost incurrence, thereby providing ongoing, recurring, positive cash flows. Management will exert its best efforts to ensure that change orders, if any, from the ACP will be covered by additional project cost recognition and commensurate funding allowance under the project construction loan, or by direct payments from the ACP.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs.

- Delays in receipt of funding increments under the project construction loan would cause a strain on Wpsi's working funds and liquidity. Part of Management's task, therefore, is to minimize those delays, both by contractual wording and by keeping the Project within time and cost budgets. While Issuer cannot guarantee that no such delays will occur, it believes that the competence and experience of its executive team will help minimize such events.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic, and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, then the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?
    - Issuer incurred a net loss of $327,800 (rounded) during the fiscal year ending December 31, 2001.

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

    - Not applicable. Because of its net loss, Issuer's price/earnings multiple is infinite or undefined.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs, and similar intangible items) minus total liabilities.

$6,411,770 – $6,117,647 – $24,750 – $433,218 = ($163,845). Management notes that total liabilities include deferred income of $433,119, which will be taken into income over the next 17 years, as the Aegis patent is amortized over that same period.

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

- This occurs because the bulk of Issuer's net worth is comprised of the value of U.S. Patent No. 5,931,233 on the Aegis Fire Protection System, plus organization, research, and development costs. Management believes that earnings related to this patent will equal or exceed its initial value of $6,500,000. Additionally, Management believes that the Panama Canal Project alone will yield earnings of substantial seven figures.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

Date	No. of Shares	# of Buyers	Relationship to Company	Price
2/17/01	5,000	one	officer and director	$ 5,000
4/5/01	10,000	one	arm's length	$10,000
5/29/01	45,000	two	arm's length	$45,000
7/3/01	6,000	one	arm's length	$ 6,000
7/12/01	67,000	one	arm's length	$67,000
11/27/01	17,000	one	arm's length	$17,000
	150,000			$150,000

8. (a) **What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.**

   - If the maximum is sold: 485,000/[810,000 + 485,000] = 37.45% *; If the minimum is sold: -0-%

   (c) **What post-offering value is management implicitly attributing to the entire Company by establishing the price per security (share) set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise of conversion price if common stock is not offered.)**

*** Please see next page.**

   - If the maximum is sold: $12,950,601 = $4,850,000 / .3745 If the minimum is sold: $6.5 million, which is Management's estimate of the value of its Aegis patent No. 5,931,233.

*These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: none. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $131,250, or 125,000 shares x $10.50/share.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount	If Maximum Sold Amount
Total Proceeds (sources)	**$ -0-**	**$4,850,000**
	100%	100%
Less: Offering Expenses		
Commissions & Finders Fees		-0-
Legal & Accounting		10,000
Copying & Advertising		20,000
Web Site creation and maintenance		18,000
Promotions, Presentations		19,000
Contingencies		67,000
Net Proceeds (before operating expenses)		**4,716,000**
Staff salaries, first year		545,000
Management salaries, first year		600,000
Sales & travel expenses, first year		60,000
Office lease		78,000
Office equipment		60,000
Communications		22,000
Other advisory		45,000
Legal and Accounting		30,000
Life, Accident and Health		189,000
Research and Development		70,000
Cash reserves		3,017,000
Total Applications (uses)	**-0-**	**$4,850,000**
	100%	100%

(c) **If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.**

- First priority: net working capital, including payment of current obligations like utilities, office consumables, staff and management compensation, and Canal Project's startup expenses.
- Second priority: Acquisition of necessary fixed assets.
- Third priority: new project business development.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

No material amounts of funds from other sources will be used to augment this Offering.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, then describe the use of proceeds of such indebtedness.

Not applicable. The Company is debt-free, except for payables and accruals that arise in the normal course of business.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, then briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees, or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not applicable. All assets to be acquired will be used in the ordinary course of business.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain.

Not applicable. As noted in a subsequent section, Mr. Spani will repay his note to Issuer upon his beginning to earn an annualized salary of $125,000. That salary will not commence before the receipt of at least $400,000 in gross proceeds of investment funds.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement

requiring the Company to make payments. **Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term.**

To the best of Management's knowledge, it is not in default or breach of any obligation, and is current with all financial and trade obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Management expects that the proceeds of this offering will satisfy the Company's cash requirements for the next twelve months, thus obviating the need for further fundraising, beyond contractual payments from the ACP on the Panama Canal Lock Project. Payables, accruals and financial obligations for that project will not be incurred or paid except as provided for by project funding.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Proceeds categories should be included, together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

Noted in Application of Funds as "Other" or "Contingencies", and will be used to meet unanticipated expenses, which may include, but not be limited to, those associated with working capital needs related to the startup of the Canal Lock Project, as well as those needed to complete the documentation and funding of the loan on the Canal Lock Project. Management reserves the right to apply some of those funds toward acquiring and funding other projects, including, but not limited to, the Tijuana Water Project, the Sentinel Division, and the Aegis Division.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the use of the net proceeds therefrom:

Please see next page.

CAPITALIZATION (continued)

	Amount Outstanding		
	As of:	As Adjusted	
	Dec. 31, 2002	Minimum	Maximum
Debt:			
Short-term debt (average interest rate 0%)*	$ 99	$ 99	$ 99
Long-term debt (average interest rate 0%)**	$ 443,119	$ 443,119	$ 443,119
Total debt	$ 443,218	$ 443,218	$ 443,218

* Accruals, which carry no interest rate

** Deferred Income, which carries no interest rate, and will be taken into income over 17 years

Stockholders' Equity			
Preferred stock	$ -0-	$ -0-	$ -0-
Common stock, at par value	$ 810,000	$ 810,000	$ 1,295,000
Additional paid-in capital (capital in excess of par)	$ (631,300)	$ (631,300)	$ 3,733,700
Contributed patent	6,117,647	6,117,647	6,117,647
Retained earnings	$ (327,795)	$ (327,795)	$ (327,795)
Total stockholders equity	$5,968,552	$5,968,552	$10,818,552
Total Capitalization	$6,411,770	$6,411,770	$11,261,770

Number of *preferred* shares authorized to be outstanding: none

Number of common shares authorized: 2 million. Par or stated value per share: $1.00.

Number of common shares reserved to meet conversion requirement or for the issuance upon exercise of options, warrants, or rights: 125,000 .

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:
    - [x] Common Stock
    - [ ] Preferred or Preference Stock
    - [ ] Notes or Debentures
    - [ ] Units of two or more types of securities composed of ____________
    - [ ] Other____________________________

15. These securities have:

Yes	No	
[ ]	[x]	Cumulative Voting Rights
[ ]	[x]	Other special voting rights
[ ]	[x]	Preemptive rights to purchase in new issues of shares
[ ]	[x]	Preference as to dividends or interest
[ ]	[x]	Preference upon liquidation
[ ]	[x]	Other special rights or preferences__________________

16. Are the securities convertible? [ ] Yes [x] No

17. (a) If securities are notes or other types of debt securities:
Not applicable.

18. If securities are Preference or Preferred stock:
Not applicable.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: There are no restrictions on dividends.

20. Current amount of assets available for payment of dividends (if deficit must first be made up, show deficit in parenthesis): $0.00.

No assets are reserved or available for payment of dividends, and no common stock dividends are expected to be paid for at least three years.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Not applicable.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts, or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents of finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

None; not applicable.

23. **Describe any material relationships between any of the selling agents or finders and the Company or its management.**

Not applicable.

Note: after reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. **If this offering is not made through selling agents, the names of persons at the Company through which this offering is made:**

Name: Paul E. LaBonte, President

Address: 2030 E. Fourth Street, Suite 213
Santa Ana, CA 91705
Telephone No.: 714/480-0316

Name: James LeFebvre, Chief Information Officer
Address: 3455 Windjammer Drive
Colorado Springs, CO 80906
Telephone No.: 719/266-1569

25. **If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Chapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions of resale that apply:**

Not applicable.

Will the certificates bear a legend notifying holders of such restrictions?
[ ]Yes [x] No

26. **(a) Name, address, and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:**

Not applicable.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not applicable.

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [x] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

While resale or transfer of the common shares which comprise this Issue are not restricted, the initial shares held by Messrs.Paul LaBonte, Norman Andersson, Wayne Spani, and Nicholas Powell are restricted by the Shareholders Agreement of August 25, 2000. They, or any interest in them, may not be sold, assigned, transferred, or otherwise disposed of without the prior written consent of Issuer and all other shareholders.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering, or the Company is able to be sold for cash or merged with a public company, that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock, or redeemed any securities, explain how much and when:

Not applicable.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President and Chief Executive Officer
Name: Paul E. LaBonte Age: 51 Office street address: 2030 East Fourth St., Santa Ana, CA 92705 Telephone No.: 714/480-0316

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Employment:
2000 to date: President and CEO, WPSI.

1997 to 2000: Regional Manager, PEF Environmental, Inc. Responsibilities involved launching this new environmental engineering company, including personnel and operations.

1995 to 1997: Regional Manager, Retek Corp., a subsidiary of Thermal Electronics, Inc. Responsibilities included operations, recruiting, financial management, and general supervision of some 45 employees.

Education: B.S., U.S. Military Academy, West Point, 1972 ; M.E., Chemical Engineering, Texas A&M University, Kingsville, Texas, 1978.

Also a Director of the Company? [x] Yes.

Amount of time to be spent on Company matters: full time.

30. **Vice President and Chief Operating Officer:**
Name: Norman Andersson Age: 49 Office street address: 716 Scorpio Circle, Colorado Springs, CO 80906 Telephone No.: 719/635-4376

Names of employers, titles and dates of positions held during past five years, with an indication of job responsibilities:

1997 to 2000: Independent consultant to information management industry. Responsible for developing and deploying information security protection software.

1995 to 1997: President and Chief Executive Officer, Issis, Inc. Responsibilities included launching new, high-tech communications venture and managing operations, financials, personnel, and product development efforts.

Education: B.S., General Engineering, United States Military Academy, West Point, 1974; M.S., Civil Engineering, University of Utah, Salt Lake City, 1979.

Also a Director of the Company? [x] Yes.

Amount of time to be spent on Company matters: full time.

31. **Vice President and** Chief Engineering Officer:
Name: Wayne S. Spani Age: 44 Office street address: 2030 East Fourth Street, Santa Ana, CA 92705
Telephone No.: 714/480-0316

Name of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities:

2000 to date: Chief Engineering Officer, WPSI.

1998 to 2000: Engineering Manager, PES Environmental, Inc. Responsibilities included oversight of engineering activities, development of innovative solutions, personnel development, and quality control on engineered work product.

1996 to 1998: Principal Engineer, RETEC. Responsibilities included development and design of environmental remediation systems, supervision of junior engineering staff, and quality control of engineered work product.

Education: B.S., Mechanical Engineering, San Diego State University, California, 1977.
Also a Director of the Company? [x] Yes [ ] No

Amount of time to be spent on Company matters: full time.

32. **Chief Information Officer**
Name: James H. LeFebvre Age: 50 Office street address: 3455 Windjammer Drive, Colorado Springs, CO 80920 Telephone No. 719/266-1569

Employment:
July 2001 to date: Senior Information Systems Engineer, MITRE Corporation, with responsibilities for software and systems engineering support for a major military battle management project.
November 1998 to July 2001: Project Manager, OAO Corporation, responsible for systems integration, operation, and standards for the upgrade of the U.S.'s principal air defense installation.
August 1996 to November 1998: Interface Engineering Manager, Raytheon Systems/Hughes IT Systems, compiling, consolidating, and distributing over 2.7 terabytes daily of NASA scientific data.

Education: BS, U.S. Military Academy, 1972; MS Computer Information Systems, Boston University, 1984.
Also a Director of the Company? [yes] Amount of time to be spent on Company matters: full time.

DIRECTORS OF THE COMPANY

33. Number of Directors: Four, including Messrs. Andersson, LaBonte, Le Febvre, and Spani; all are officers of the Company.

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Each Director may be terminated as an officer and a director by a vote of at least two-thirds of WPSI's shareholders.

34. **Information concerning outside or other Directors: (i.e. those not described above):**

While management has not yet selected outside directors, it intends to do so within two years of the completion of this Offering.

35. **(a) Have (has) any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? Explain.**

[x] Yes [ ] No

(b) If any of the Officers, Directors or other key personnel have (has) ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how, or other proprietary information.

Not applicable. Management's best knowledge and belief is that no officer's or director's prior employers have any basis for a claim of infringement, conversion, or theft of proprietary information.

(c)If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Not applicable. Management's experience, while substantial, was gained in mature, going concerns, both civilian and governmental. Its only experience in startup organizations is that of Wpsi.

(d)If any of the Company's key personnel are not employees, but are consultants or other independent contractors, then state the details of their engagement by the Company.

Not applicable.

(e) If the Company has key man life insurance policies on any of its officers, directors, or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company, and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Management intends to use part of the proceeds of this Offering to obtain key man term life insurance policies, payable only to the Company, on the lives of Messrs. Andersson, LaBonte, Le Febvre, and Spani. They do not intend to designate their estates as beneficiaries of the proceeds of those policies, either in whole or in part.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its officers, directors, or other key personnel, or if a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not applicable.

Note: after reviewing the information concerning the background of the Company's officers, directors, and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. (Indicate) principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After offering if All Securities Sold	% of Total
Class A Common	$-0-	150,000	18.52	150,000	11.52

Name: Norman Andersson; Street address: 716 Scorpio Circle, Colorado Springs, CO 80906
Telephone: 719/635-4376
Principal occupation: COO, WPSI

Class A Common	$-0-	150,000	18.52	150,000	11.52

Name: Paul E. LaBonte; Street address: 10620 Bruns Drive, Tustin, CA 92782
Telephone: 714/730-1631
Principal occupation: CEO, WPSI

Class A Common	$.10	150,000	18.52	150,000	11.52

Name: James H. LeFebvre; Street address: 3455 Windjammer Dr., Colorado Springs, CO 80920
Telephone: 719/266-1569
Principal occupation: Senior Information Systems Engineer, MITRE Corporation, Colorado Springs.

Class A Common	$.032	150,000	18.52	150,000	11.52

Name: Wayne S. Spani; Street address: 26312 Valenzuela Circle, Mission Viejo, CA 92961
Telephone: 949/215-1908
Principal occupation: Chief Engineering Officer, WPSI

Class A Common	$1.00	119,000	14.69	119,000	9.19

38. Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 605,000 shares (74.7 % of total outstanding)
After offering: a) Assuming minimum securities sold: 605,000, or 74.7%
b) Assuming maximum securities sold: 605,000, or 42.6%
(Assume all options are exercised and all convertible securities converted.)

39. (a) If any of the officers, directors, key personnel or principal stockholders are related by blood or marriage, then please describe: Not applicable.

(b) If the Company has made loans to or is doing business with any of its officers, directors, key personnel, or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.). State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

In July, 2001 Issuer loaned $23,260 to Mr. Spani. Mr. Spani has agreed to repay the principal sum to Issuer on the date upon which Issuer is sufficiently capitalized to provide Mr. Spani an annual salary of $125,000.

(c) If any of the Company's officers, directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, then explain and state the amounts involved.

Not applicable.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

40. (a) List all remuneration by the Company to officers, directors and key personnel for the last fiscal year:

41.

CEO, Mr. LaBonte: $47,500. VP and Chief Engrg. Officer, Mr. Spani $42,500
VP and COO, Mr. Andersson: $ -0-. VP and CIO, Mr. LeFebvre: $-0-.

(b) If remuneration is expected to change or has been unpaid in prior years, explain.

- If the Offering is fully or substantially subscribed, then Messrs. LaBonte, Andersson, and Spani will each begin to earn salaries of about $12,500 per month, plus such other bonuses, profit sharing, stock options, and non-cash compensation as authorized by the Board of Directors.

(c) If any employment agreements exist or are contemplated, describe:

Each of the Officers in the preceding paragraph will be placed under contract, both for the Company's stability and as a retention incentive.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants, or rights: 125,000 shares, or 8.8% of total shares to be outstanding after the completion of the offering if all securities are sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices, and other basic terms for these securities:

DCC Advisors, purchase option on 125,000 shares at 105% of issuing price of Regulation A, expiring four years after completion of this Offering.

(b) Number of common shares subject to issuance under existing stock purchase or option plans, but not yet covered by outstanding purchase agreements, options, or warrants:

None.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants, or rights must be approved by shareholders.

Such future agreements must be approved by directors voting a majority of common shares, but not directly by common shareholders.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination.

Issuer intends to have such persons as fall into this category in management's opinion, sign agreements not to compete in the event that they leave the company voluntarily. Legal counsel will be engaged in order to determine which non-competition terms comply with California law in the cases of involuntarily terminated employees. Issuer also intends to set up contributory 401(k) plans for all key personnel, as well as life, accident, and health coverage for them.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's officers, directors, or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

Not applicable; the Company has no such litigation or action pending or threatened.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address, and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Not applicable; the securities in this offering have no known tax benefits.

MISCELLANEOUS FACTORS

45. **Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.**

Not applicable; no such information is presently known to Management.

FINANCIAL STATEMENTS

46. **Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.**

Please see Exhibit A, **Balance Sheet, Statement of Income, Cash Flow, and Stockholder's Equity.**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Operating losses resulted from the recent commencement of operations, as Issuer began to build contract revenues from the Panama Canal project and others which are in earlier stages of development. While 2001's net loss was over $327,000, after adding non-cash charges of $387,000, gross cash flow in 2001 was over $59,000. Issuer has contract receivables of over $100,000, which it intends to grow over the course of 2002.

48. **Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.**

While Management cannot guarantee future results, its receivables are growing, and, upon final completion of the Canal project documentation, contract revenues are expected to total low nine figures over the next several years.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:

Not applicable; the Company's sales will largely be recognized by the contract percentage completion method, matching revenues incrementally along with related expenses during the course of each contract.

What is the anticipated gross margin for next year of operations? Not applicable to an engineering contractor.

If this is expected to change, explain. Not applicable.

Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Not available.

50. Foreign sales as a percent of total sales for last fiscal year: -0- %. State domestic government sales as a percent of total domestic sales for last fiscal year: 100% Explain the nature of these sales, including any anticipated changes:

All or most of the Company's anticipated revenues in the first year after the effective date of this Issue will be from overseas sources, while 2001 revenues were all from services provided for the Inter-American Development Bank, a quasi-government agency, in preparation for, and as part of, commencement of the Panama Canal project.

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santa Ana, California, by WPSI, Inc., a California corporation (Issuer)

By (Signature and Title) ______________________
Director, President and Chief Executive Officer
PAUL E. LA BONTE

______________________ NORMAN H. ANDERSSON
Director and Chief Operating Officer

____
Director and Chief Engineering Officer
Wayne W. Spani

____
Director and Chief Information Officer
JAMES H LEFEBVRE

EXHIBIT A

FINANCIAL STATEMENTS

Statement of Financial Condition:	Fiscal Year Ending 12/31/00	Fiscal Year Ending 12/31/01
Assets		
Cash and marketable securities	$ 1,200	$ 128,000
Prepaid expenses	-0-	250
Accounts receivable (1)	-0-	114,000
Due from officer (2)	-0-	23,260
Property and equipment – net (3)	-0-	3,863
Organization costs - net (4)	27,500	24,750
U.S. Patent No. 5,931,233 – net (5)	-0-	6,117,647
TOTAL ASSETS	$ 28,700	$ 6,411,770
Liabilities		
Accrued liabilities	$ -0-	$ 99
Deferred income (6)	-0-	443,119
TOTAL LIABILITIES	$ -0-	$ 443,218
Owners' Equity		
Capital Stock, at par ($.01 per share)	$ 660,000	$ 810,000
Capital in excess of par	(631,300)	(631,300)
Retained earnings (loss)	-0-	(327,795)
Contributed patent equity	-0-	6,117,647
TOTAL OWNERS' EQUITY	$ 28,700	$ 5,968,552
TOTAL LIABILITIES AND OWNERS' EQUITY	$ 28,700	$ 6,411,770

The accompanying Notes are an integral part of these Financial Statements.

EXHIBIT A
FINANCIAL STATEMENTS (continued)

Statement of Income and Expense

	Fiscal Year Ending 12/31/01
Revenues:	$212,558
Expenses:	
Salaries	$ 72,116
Subcontractors	11,877
Legal, language, financial services	13,986
Phone, mail, supplies, copying, comm'ns.	7,685
Insurance	3,881
Office lease	12,435
Miscellaneous taxes	16,688
Miscellaneous expenses, travel	14,650
Depreciation - property (3)	1,932
Amortization - organization costs (4)	2,750
Amortization – patent (5)	382,353
Total Expenses:	$ 540,353
Operating loss	$ (327,795)

Notes:

(1) Account Receivable* are shown net of direct charge-offs, none of which has yet occurred.

(2) Due from officer arises from a loan to Mr. Spani, which will be repaid shortly after his monthly income has increased to $12,500.

(3) Personalty (chattel property) is depreciated straight-line over three years. Additional equipment may depreciated over longer terms that match its useful life.

(4) Organization costs are amortized straight-line over ten years.

(5) U.S. Patent No. 5,931,233 on the Aegis Fire System is amortized straight-line over its 17-year life.

(6) Deferred Income arises from the amortization of the Aegis patent, and will be taken into income over the patent's life.

EXHIBIT A

FINANCIAL STATEMENTS (continued)

(7) Revenues are recognized as contract performance is accomplished on a percentage completion basis. Costs in excess of billings are included in accounts receivable, and billings in excess of costs, when they occur, are included in accounts payable.

(8) Gross, unadjusted cash flow represents an approximation of cash which became available over the course of the year to service debt or boost liquidity. It does not necessarily equal the firm's net increase in cash balances at the end of the year, nor is it a statement of cash receipts and disbursements over the course of the year.

Statement of Gross (unadjusted) Cash Flow

Net Income (loss)		$ (327,795)
Plus Non-cash Expenses:		
Depreciation	1,932	
Amortization	385,103	
		387,035
Equals Gross Cash Flow (8)		$ 59,240